

October 25, 2022

Adi Zuloff-Shani
Chief Executive Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

>   **Re: Clearmind Medicine Inc.**
>   **Amendment No. 4 to Registration Statement on Form F-1**
>   **Filed October 20, 2022**
>   **File No. 333-265900**

Dear Adi Zuloff-Shani:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1, filed October 20, 2022

Condensed interim Statements of Changes in Shareholders' Equity, page F-29

1. You state in Note 9c on page F-36 that you issued 39,747 units at $0.80 per unit for proceeds of $953,925 with $190,785 allocated to warrants reserve. Please address the following:
   - Reconcile the disclosure in Note 9c with the disclosure on the Statements of Changes in Shareholders' Equity. In this regard, it appears that the per unit amount may not reflect the stock split and it is unclear why the entire $953,925 is included in the Statements of Changes in Shareholders' Equity.
   - Update your disclosure in Item 7. Recent Sales of Unregistered Securities, as necessary, for the issuances to Medigus to reflect the stock split. Also confirm the other issuances in Item 7 appropriately reflect the stock split.

Adi Zuloff-Shani
Clearmind Medicine Inc.
October 25, 2022
Page 2

<u>Exhibits</u>

2.   We refer to Exhibit 23.1. Please have your auditor revise the consent to reflect the dual date of the auditor's report.

    You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.